Fortuna reports production of 1.6 million ounces of silver and 8,519 ounces of gold for the second quarter 2014

Vancouver, July 10, 2014-- Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) (BVL: FVI) (Frankfurt: F4S.F) is pleased to announce second quarter production figures from its two 100 percent owned operating mines in Latin America, the San Jose Mine in Mexico and the Caylloma Mine in Peru.  The company produced 1.6 million ounces of silver, 8,519 ounces of gold and significant base metal by-products. Silver and gold productions for the first six months of the year totaled 3.2 million and 16,669 ounces respectively; reflecting 53 and 52 percent of the company’s annual guidance (see Fortuna news release dated January 13, 2014). Fortuna is on schedule to produce 6 million ounces of silver and 32,300 ounces of gold or 7.9 million ounces of Ag Eq* in 2014.

Jorge A. Ganoza, President and CEO, commented, “With San Jose operating at the new throughput rate of 2,000 tpd successfully behind us, we are now focusing on our next phase of organic growth.  We are already working with our consultants conducting engineering and trade-off studies to assess the economic robustness of a potential expansion of San Jose to 3,000 tpd.”  Mr. Ganoza continued, “Mineralization at both the Trinidad North discovery and the central portion of the main Trinidad deposit remains wide open in multiple directions. Management continues to feel very excited with the prospective resource growth opportunities.  With respect to the unit costs at both our mines, we are pleased with the positive results of the cost cutting measures implemented in mid-2013.  We are on track to deliver on our all-in sustaining cash cost per ounce of silver guidance for 2014 of US$17.14, a 16 percent reduction compared to 2013.”

Second Quarter Production Highlights:

▪

Silver production of 1,630,422 ounces; 52 % increase over Q2 2013

▪

Gold production of 8,519 ounces; 64 % increase over Q2 2013

▪

Lead production of 3,962,049 pounds; 15 % decrease over Q2 2013

▪

Zinc production of 6,697,341 pounds; 9 % increase over Q2 2013

▪

Cash cost** for the San Jose Mine is US$64.1 /t; in line with annual guidance of US$67.1 /t

▪

Cash cost** for the Caylloma Mine is US$91.7 /t; in line with annual guidance of US$88.3 /t

*     Ag Eq is calculated using metal prices of US$1,200/oz for gold and US$20/oz for silver

**   Preliminary estimates of cash operating costs per tonne, subject to modification on final cost consolidation

Consolidated Operating Highlights:

	Second Quarter 2014			Second Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Processed Ore
Tonnes milled	115,920	167,437		113,906	102,264
Average tpd milled	1,302	1,925		1,280	1,147
Silver***
Grade (g/t)	170	229		167	199
Recovery (%)	83.50	89.50		80.91	88.66
Production (oz)	529,011	1,101,411	1,630,422	493,438	580,570	1,074,007

*** Metallurgical recovery for silver at the Caylloma Mine is calculated based on silver contents in lead concentrate

	Second Quarter 2014			Second Quarter 2013
	Caylloma, Peru	San Jose, Mexico	Consolidated	Caylloma, Peru	San Jose, Mexico	Consolidated
Gold
Grade (g/t)	0.35	1.65		0.34	1.61
Recovery (%)	43.13	89.32		40.03	88.36
Production (oz)	562	7,957	8,519	502	4,681	5,183
Lead
Grade (%)	1.68			2.05
Recovery (%)	92.02			90.79
Production (lbs)	3,962,049		3,962,049	4,666,444		4,666,444
Zinc
Grade (%)	2.92			2.81
Recovery (%)	89.76			86.88
Production (lbs)	6,697,341		6,697,341	6,131,316		6,131,316

San Jose Mine, Mexico

Silver and gold productions for the quarter were 9 % and 4 % above budget respectively. Average head grade for silver was 229 g/t or 14 % above plan and for gold was 1.65 g/t or 9 % above budget. The variance in silver head grade with respect to the budget is due to higher grades from mining of the inferred resource extension to the south of the stockwork zone at level 1200. Metallurgical recovery for silver and gold was 89.50 % and 89.32 % respectively, in line with budget.

The expansion of the processing plant from 1,800 to 2,000 tpd was completed in early April of this year; mill and mine have already achieved the new production rate. Last June, the company engaged engineering consultancy firms to evaluate the different options for expanding mill and mine facilities to potentially produce at 3,000 tpd.

Caylloma Mine, Peru

Silver production for the quarter was 7 % above budget and average head grade was 170 g/t or 5 % above plan. Metallurgical recovery for silver was 83.50 % or 2 % above budget.

Qualified Person

Boris G. Caro, Technical Services Corporate Manager, is a Qualified Person for Fortuna Silver Mines Inc. as defined by National Instrument 43-101. Mr. Caro is a Member of Australasian Institute of Mining and Metallurgy (Membership Number 305462) and a Registered Member of the Chilean Mining Commission (Registered Member Number 0229) and is responsible for ensuring that the information contained in this news release is an accurate summary of the original reports and data provided to or developed by Fortuna Silver Mines.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, silver and base metal producer focused on mining opportunities in Latin America.  Our primary assets are the Caylloma silver mine in southern Peru and the San Jose silver-gold mine in Mexico.  The company is selectively pursuing additional acquisition opportunities throughout the Americas.  For more information, please visit our website at www.fortunasilver.com.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI | BVL: FVI | Frankfurt: F4S.F

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward-Looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements.  When used in this document, the words such as “anticipates”, “believes”, “plans”, “estimates”, “expects”, “forecasts”, “targets”, "intends”, “advance”, “projects”, “calculates” and similar expressions are forward-looking statements.

The forward-looking statements are based on an assumed set of economic conditions and courses of actions, including estimates of future production levels, expectations regarding mine production costs, expected trends in mineral prices and statements that describe Fortuna’s future plans, objectives or goals. There is a significant risk that actual results will vary, perhaps materially, from results projected depending on such factors as changes in general economic conditions and financial markets, changes in prices for silver and other metals, technological and operational hazards in  Fortuna’s mining and mine development activities, risks inherent in mineral  exploration, uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries, the timing and availability of financing, governmental and other approvals, political unrest or instability in countries where Fortuna is active, labor relations and other risk factors.

Although Fortuna has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.